SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                       SIMON TRANSPORTATION SERVICES INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 Par Value
                         (Title of Class of Securities)

                                    828813105
                                 (CUSIP Number)

                                   Jerry Moyes
                             2200 South 75th Avenue
                                Phoenix, AZ 85043
                                  (602)269-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828813105

(1)   Names of Reporting Persons                                     Jerry Moyes
        I. R. S. Identification Nos. of Above Persons (entities only)

(2)   Check the Appropriate Box if a Member of a Group                 (a)  [ ]
                           (see instructions)                          (b)  [ ]

(3)   SEC Use Only

(4)   Source of Funds (see instruction)                                PF and AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)   Citizenship or Place of Organization              United States of America

--------------------------------------------------------------------------------
     NUMBER OF          (7)         SOLE VOTING POWER                    293,550
     SHARES             --------------------------------------------------------
     BENEFICIALLY       (8)         SHARED VOTING POWER                        0
     OWNED BY           --------------------------------------------------------
     EACH               (9)         SOLE DISPOSITIVE POWER               293,550
     REPORTING          --------------------------------------------------------
     PERSON WITH        (10)        SHARED DISPOSITIVE POWER                   0
--------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person      293,550

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (see instructions)

(13)   Percent of Class Represented by Amount in Row (11)   5.5% of
                                                            Class A Common Stock

(14)   Type of Reporting Person                                               IN







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



CUSIP No. 828813105

(1)   Names of Reporting Persons                     SME Steel Contractors, Inc.
        I. R. S. Identification Nos. of Above Persons (entities only) 87-0495960

(2)   Check the Appropriate Box if a Member of a Group                 (a)  [ ]
                           (see instructions)                          (b)  [ ]

(3)   SEC Use Only

(4)   Source of Funds (see instruction)                                       WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)   Citizenship or Place of Organization                                  Utah

--------------------------------------------------------------------------------
     NUMBER OF          (7)         SOLE VOTING POWER                    300,000
     SHARES             --------------------------------------------------------
     BENEFICIALLY       (8)         SHARED VOTING POWER                        0
     OWNED BY           --------------------------------------------------------
     EACH               (9)         SOLE DISPOSITIVE POWER               300,000
     REPORTING          --------------------------------------------------------
     PERSON WITH        (10)        SHARED DISPOSITIVE POWER                   0
--------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person      300,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (see instructions)

(13)   Percent of Class Represented by Amount in Row (11)   5.6% of
                                                            Class A Common Stock

(14)   Type of Reporting Person                                               CO

                                  SCHEDULE 13D

     This  Amendment  No. 1 to Schedule  13D hereby  amends a Schedule 13D dated
August  26,  1999  filed  by  Jerry  Moyes  and  SME  Steel  Contractors,   Inc.
(collectively, the "Filing Persons").

ITEM 1.  SECURITY AND ISSUER

         Class A Common Stock, par value $0.01 (the "Shares")
         Simon Transportation Services Inc. (the "Issuer")
         5175 West 2100 South
         West Valley City, Utah  84120-1252.

ITEM 2.  IDENTITY AND BACKGROUND

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) SME Steel Contractors, Inc. is a Utah corporation, which is wholly owned by SME Industries, Inc. (collectively, "SME"). The principal business of SME is steel fabrication and erection. The address of its principal business and principal office is 5955 West Wells Park Road, West Jordan, Utah 84088.

     (2) Jerry Moyes is a citizen of the United Sates of America, and his business address is 2200 South 75th Avenue, Phoenix, Arizona 85043. His present principal employment is as President of Swift Transportation Co., Inc.

     During the last five years, none of the Filing Persons and no director or executive officer of SME, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she, or it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Jerry Moyes used personal funds to purchase 60,500 Shares in the open market at prices ranging from $4.5625 to $5.5547 per share for an aggregate purchase price of $335,563.25. The Jerry and Vickie Moyes Family Trust, a grantor trust of which Mr. Moyes is the trustee and a beneficiary (the "Trust"), used trust income to purchase an additional 233,050 Shares in the open market at prices ranging from $4.00 to $5.2001 per share for an aggregate purchase price of $1,102,763.18. SME Steel Contractors, Inc., a Utah corporation ("SME-Utah"), used its working capital to purchase an additional 300,000 Shares in the open market at prices ranging from $4.125 to $4.9572 per share for an aggregate purchase price of $1,335,934. SME-Utah is a wholly owned subsidiary of SME Industries, Inc., a Nevada corporation ("SME-Nevada"). Mr. Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada. Mr. Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Moyes and SME-Utah acquired their beneficial ownership interest in the Shares for investment purposes. In the past Mr. Moyes and SME-Utah have considered the possibility of acquiring all or a controlling portion of the Issuer's common stock, but Mr. Moyes and SME-Utah do not have any existing plan, arrangement, or understanding with respect to any such proposal. No discussion is currently ongoing or planned with respect to any such proposal. From time to time Mr. Moyes and SME-Utah review the performance of their investments and consider possible strategies for enhancing value. As part of the review of their investment in the Shares, Mr. Moyes and SME-Utah may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including a change in the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities assocation;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. There is no assurance that Mr. Moyes or SME-Utah will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives that Mr. Moyes or SME-Utah may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions.

     Except as set forth above, Mr. Moyes and SME have no plans nor proposals with respect to any of the matters set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number and percentage of Shares to which this Amendment No. 1 to Schedule 13D relates is 593,550 Shares, representing 11.0% of the 5,372,683 Shares outstanding as reflected in the Issuer's most recently filed Form 10-Q for the period ended June 30, 1999. Jerry Moyes is the direct beneficial owner of 60,500 Shares. The Trust is the direct and beneficial owner of an additional 233,050 Shares. As the trustee and a beneficiary of the Trust, Mr. Moyes may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) the Shares owned by the Trust. SME-Utah is the direct beneficial owner of an additional 300,000 Shares. Because Mr. Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada, which in turn owns 100% of the outstanding voting stock of SME-Utah, Mr. Moyes may also be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) a portion of the 300,000 Shares owned by SME-Utah. Mr. Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

         Schedule A hereto describes transactions in the Shares effected during the 60 days preceding August 27, 1999 and continuing through the date hereof.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None





                          ***signature page follows***

                                    SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                 August 30, 1999
                                     (Date)

                               By:/s/ Jerry Moyes
                                   (Signature)

                            Jerry Moyes, individually
                                  (Name/Title)


                          SME Steel Contractors, Inc.

                              By:/s/ Craig Moyes
                                  (Signature)

                             Craig Moyes, President
                                  (Name/Title)

                                                                      Schedule A

     The following table sets forth certain information concerning the Shares purchased by Jerry Moyes, the Trust, and SME-Utah during the 60 days preceding August 27, 1999 and continuing through the date hereof. All purchases were made through brokerage transactions on the NASDAQ National Market.



                                                                                        Approximate
                                                                                        Average Purchase
                                                              Amount of                 Price Per Share
Identity                                                      Securities                (Exclusive of
of Person                  Date of Transaction                Involved                  Commissions)
---------                  ----------------                   ---------                 ------------
Jerry Moyes                July 19, 1999                           500                   $     4.5625
                           August 27, 1999                      60,000                   $     5.5547

Jerry and Vickie
  Moyes Family Trust       June 30, 1999                        24,100                   $     4.9894
                           July  1, 1999                        10,000                   $     4.9375
                           July  2, 1999                        20,000                   $     4.9375
                           July 29, 1999                         4,200                   $     4.00
                           July 29, 1999                        86,000                   $     4.1875
                           July 30, 1999                        27,000                   $     5.125
                           August 3, 1999                      (20,000)                  $     4.5775 Sold
                           August 6, 1999                      (30,000)                  $     4.2105 Sold
                           August 23, 1999                       5,600                   $     4.1875
                           August 23, 1999                      40,000                   $     4.7228

SME-Utah                   July 29, 1999                        80,000                   $     4.125
                           August 16, 1999                     110,000                   $     4.25
                           August 20, 1999                      15,000                   $     4.50
                           August 26, 1999                      95,000                   $     4.9572

                                 Page 7 of 7